UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

X **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended: December 31, 2005

___ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from __ to __

Commission File Number: 000-12033

Sony Ericsson 401(k) and Savings Plan
(Full title of the Plan)

LM Ericsson Telephone Company
(Name of the issuer of the securities held pursuant to the Plan)

S 126 25 Stockholm, Sweden V7 0000
(address of principal executive office of the issuer)

SONY ERICSSON 401(K) SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Note A - Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA not included herein have been omitted as there were no transactions of the type required to be disclosed in such schedules.

BDO

BDO Seidman, LLP
Accountants and Consultants

700 N. Pearl Street, Suite 2000
Dallas, Texas 75201-2628
Telephone: (214) 969-7007
Fax: (214) 953-0722

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of the
Sony Ericsson 401(k) and Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Sony Ericsson 401(k) and Savings Plan (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of the Plan is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2005 basic financial statements taken as a whole.

BDO Seidman, LLP

Dallas, Texas
September 28, 2006

SONY ERICSSON 401(K) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

ASSETS	2005		2004	
Investments at fair value:				
SEI Stable Asset Fund	$ 5,724,320	*	$ 4,249,551	*
SSgA S&P 500 Index Fund	7,141,770	*	5,639,725	*
PIMCO Total Return Fund	5,088,400	*	4,037,297	*
Strong Small Cap Value Fund	8,533,745	*	6,084,764	*
Janus Risk Managed Fund	4,462,543	*	3,456,006	*
Morgan Stanley Mid Cap Growth Fund	6,469,449	*	4,088,693	*
American Funds EuroPacific Growth Fund	6,949,314	*	4,248,132	*
American Funds Washington Mutual Fund	5,096,757	*	4,061,441	*
LM Ericsson Telephone Company Common Stock	14,885,242	*	14,867,702	*
JP Morgan Investment Self-Directed Accounts	876,032		155,137	
Participant Loans	821,431		706,214	
Total investments	66,049,003		51,594,662	
Receivables:				
Employee & Employer's contributions receivable:				
Employees' contributions receivable	160,469		-	
Employer's contributions receivable	247,112		-	
Total Employee and Employer contributions receivable	407,581		-	
Total assets	66,456,584		51,594,662	
Payables:				
Employee & Employer's excess contributions payables:				
Employees' contributions payable	33,770		-	
Employer's contributions payable	6,210		-	
Total Employee & Employer's excess contributions payable	39,980		-	
Net assets available for benefits	$ 66,416,604		$ 51,594,662	

* Denotes investments that represent 5% or more of net assets available for benefits.

See accompanying notes to financial statements

SONY ERICSSON 401(K) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2005

Additions to net assets		
Transfer of net assets	$	107,003
Investment Income:		
Net appreciation in fair value of investments other than Company Common Stock		4,105,404
Net appreciation in fair value in Company Common Stock		898,461
Net realized gain from sale of Company Common Stock		533,951
Interest and dividends		85,000
		5,622,816
Contributions:		
Employee		4,561,452
Employer		6,476,659
Rollovers		752,876
		11,790,987
Deductions from net assets		
Benefits to participants		(2,691,641)
Administration fee		(7,223)
		(2,698,864)
Net Increase		14,821,942
Net assets available for benefits (beginning of year)		51,594,662
Net assets available for benefits (end of year)	$	66,416,604

See accompanying notes to financial statements

1. THE PLAN

The following description of the Sony Ericsson 401(K) and Savings Plan ("the Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. Prior to September 1, 2004, Sony Ericsson Mobile Communications (USA) Inc. (the "Company" or "Employer") participated in the Ericsson Capital Accumulation and Saving Plan (the "Ericsson Plan") under a multi-employer plan. Stemming from a decision taken during the Company's Board of Directors meeting on December 17, 2003, the Company established its own plan on September 1, 2004 and participant balances were transferred from the Ericsson Plan into the Plan. Effective September 1, 2004 the Plan is a single employer plan. The Plan is a defined contribution plan and is administered by an Administrative Committee (the "Committee").

Effective with the initial transfer on September 1, 2004, JP Morgan Chase Bank Investor Services is the Plan Trustee (the "Trustee"). The Trustee receives all participating employee (the "Participant") and Company contributions to the Plan and holds, manages, and invests the same in accordance with the investment election of each participating employee, the terms and conditions of the Plan, and the instructions and directions of the Committee. JP Morgan Retirement Plan Services is the recordkeeper for the Plan.

Participant contributions are made to the Trustee for investment each month. There are currently eleven separate funds to which Participants may direct their investments in addition to a self – directed brokerage account ("SDA"). The SDA allows access to a wide variety of mutual funds, stocks and bonds. Brokerage services are provided through JP Morgan Invest LLC. Employees interested in SDA can contact JP Morgan Invest LLC or visit JPMorganInvest.com or Retireonline.com to request an enrollment kit which includes application information. Participants can choose these options for their contributions as well as the Company matched contributions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The Plan's financial statements are presented using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and uncertainties

The Plan provides for various investment options of specified registered investment companies. The underlying investments held by the registered investment companies may include stocks, bonds, fixed income securities, mutual funds and other investment securities. The Plan also provides options for investment in stock of LM Ericsson Telephone Company and self-directed accounts. Such investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities in the near term could materially affect Participants' account balances and the amounts reported in the statement of net assets available for benefits.

Contributions and contribution receivables

Contributions are recorded on the accrual method of accounting. Contributions receivable are obligations arising from amounts owed to the Plan from Participants or the Company that have not been included in the Plan's investments at year end. Contribution receivables are recorded at cost, which approximates their fair value. There were no Participant or Company contributions receivable at December 31, 2004. Aggregate contribution receivables were $407,581 at December 31, 2005.

Valuation of investments

The Plan's investments are carried at fair value as determined by closing market prices on the last day of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

Security transactions and investment income

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Realized gains or losses on security transactions are determined on the trade date (the date the order to buy or sell is executed) as the difference between proceeds received and historical cost. Unrealized gains or losses represent the net change in market value of investments held during the year which are presented at fair value, with adjustments for investments sold.

Dividend income is accrued on the ex-dividend date. Interest income from other investments is accrued as earned.

Upon withdrawal from the Plan, Participants invested in Company stock may elect to receive cash or Company common stock. Whenever a Participant receives stock, the difference between the cost of such stock and the market value on the applicable valuation date is reflected as a realized gain or loss of the Plan. Gains or losses are also realized whenever stocks are sold in satisfaction of the Participants' election to take cash upon withdrawal.

Forfeitures

Company and Participants' 401(k) and savings contributions (Note 3), and the earnings thereon, are fully and immediately vested.

Total forfeitures were immaterial to the Plan as of December 31, 2005 and 2004 and for the year ended December 31, 2005.

Expenses of the plan

All costs and expenses of the Plan and its administration, including all fees and expenses of the Trustee, are paid by the Company. All taxes, commissions and other charges on purchases, sales and transfers of Company stock and other securities are paid by the Trustee out of the fund or account involved in such purchase or sale.

Administration

The Committee is responsible for the general administration of the Plan and for carrying out its provisions. Members of the Committee serve without compensation from the Plan.

Loans

Loans may be granted to participants in an amount not to exceed 50% of the participant's contribution account. The maximum loan amount is $50,000 minus the participant's highest loan balance (if any) during the previous 12 months; the minimum loan amount is $1,000. Loans may be repaid through payroll deductions over a selected period between 12 months and 60 months. A participant is allowed only one outstanding loan at any given time. If a participant misses payments, he/she will be required to make up the payments and accrued interest immediately. Failure to keep the loan current could result in the loan being classified as a 'deemed distribution', which is taxable income to the participant. Interest on the loan is set at the time of issuance, and the rate is the prime rate plus 1%. At December 31, 2005 interest rates range from 5.0% - 8.0%. Loans are considered a directed investment of participant accounts and all repayments of principal and interest are invested among investment funds in accordance with the participant's current investment direction.

Termination priorities

The Company reserves the right, by action of the board, to amend, suspend or terminate the Plan. In the event that the Plan is terminated or the Company discontinues its contributions, all amounts allocated to the Participants' accounts and all assets held under the Plan will be held for distribution to the Participants.

The Company currently has no plans to terminate the Plan.

Benefit payments

At December 31, 2005 there were no benefit claims which had been processed and approved for payment but not yet paid. At JP Morgan Chase, benefit payments are determined, paid and taxed to participants based upon the date the check is cut. For financial statement purposes, benefit payments are recorded when paid.

3. PLAN PARTICIPATION

The Company offers the Plan for eligible U.S. employees to which qualified employees may elect to contribute stated percentages of eligible pay. Participation by eligible employees is voluntary. All eligible employees may participate in the Plan upon the first day of hire. At December 31, 2005 and 2004, the number of active participants were 1,192 and 1,058, respectively.

Eligible Participants may contribute on a pretax basis any whole percentage from 1% to 50% of their eligible earnings up to current IRS limits into the 401(k) portion of the Plan; participants may also contribute any whole percentage from 1% to 5% of their eligible earnings to the Savings portion on an after-tax basis. The Company contributes 3.5% (under age 40), 4.0% (age 40 to less than age 50), 7.0% (age 50 to less than age 55) or 10.0% (age 55 and above) of a Participant's eligible pay for employees who are not actively participating in the Defined Benefit Plan, whether or not the employee contributes. The Company also matches 100% of the first 3% and an additional 50% on the 4th % and 5th % contributed. The match may be applied to either the 401(k) contribution or to the after-tax savings contribution, or to a combination of both. All employee and employer contributions are 100% vested immediately.

During the 2005 Plan year, the Company made a special one-time cash contribution of $1,925,000 to the Plan for employees that were eligible both on April 1, 2004 and May 27, 2005.

Participants may change their percentage payroll deduction elections at anytime during the year using the voice response system or the web-based JP Morgan's "Retireonline" system. Participants may change investment percentages between funds at any time during the year. Participants may transfer existing fund balances to other available investment options at any time during the year. There are no restrictions on the transfer of investment balances from L. M. Ericsson Telephone Company shares of common stock to other investment funds.

Each participant's account is credited with the participant's contributions, Company matching contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants may direct the investment of their account balances into various investment options offered by the Plan.

Participants may, at any time, request an in-service withdrawal in the form of a normal or hardship withdrawal. Normal withdrawals may be requested from the Employee Savings account and Company Savings account for money that has been in the Plan for two full calendar years. Hardship withdrawals must meet certain requirements including approval by the Committee.

4. INVESTMENTS

The net appreciation in fair value of investments other than Company common stock for the year ended December 31, 2005 was as follows:

Registered Investment Company Funds	$	3,573,519
Common / Collective funds		531,885
	$	4,105,404

NOTES TO FINANCIAL STATEMENTS

5. PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are Common Stock shares of LM Ericsson Telephone Company, a related party of Sony Ericsson Mobile Communications (USA) Inc. Therefore, this investment qualifies as party-in-interest transactions. The Plan recorded purchases of $4,146,911 and sales of $4,931,699 of the Company's common stock during the year ended December 31, 2005.

Certain plan investments are shares of mutual funds managed by JP Morgan Chase Bank and its affiliates. These institutions are currently serving as trustee and recordkeeper to the Plan and, therefore, these investments qualify as party-in-interest transactions.

6. TAX STATUS OF THE PLAN

The Plan is in the process of applying for a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"). However, Management believes that the Plan is qualified under section 401(a) of the Internal Revenue Code ("IRC") and therefore, the trust is exempt from taxation under section 501(a). Generally, contributions to a qualified plan are deductible by the Company when made, earnings of the trust are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan.

7. EXCESS CONTRIBUTION PAYABLE

The Plan failed the discrimination test for the year ended December 31, 2005. The Plan expects to reimburse these excess contributions to its participants during 2006. Excess contributions amounting to $33,770 are recorded as a liability in the accompanying statement of net assets available for benefits and as a reduction of participant-directed contributions for the year.

The Plan has also recognized a payable in the amount of $6,210 related to excess contributions made by the Company during 2005. These excess contributions will be reimbursed during 2006.

SONY ERICSSON 401(K) SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2005

EIN:56-2268745
Plan Number:
001

Name and Issuer and Description		Current Value
Common Stock		
LM Ericsson Telephone Company	$	14,885,242
Value of Interest in Mutual Funds		
SEI Stable Asset Fund		5,724,320
SSgA S&P 500 Index Fund		7,141,770
PIMCO Total Return Fund		5,088,400
Strong Small Cap Value Fund		8,533,745
Janus Risk Managed Fund		4,462,543
Morgan Stanley Mid Cap Growth Fund		6,469,449
American Funds EuroPacific Growth Fund		6,949,314
American Funds Washington Mutual Fund		5,096,757
		49,466,298
JP Morgan Investment Self-Directed Accounts		876,032
Participants Loans		821,431
Total Investments	$	**66,049,003**

Note: Cost is not required for participant-directed investments

SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934 the Chairman of the Plan Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sony Ericsson 401(k) and Savings Plan

Date: October 11, 2006

By: Lee Hill

Lee Hill
Chairman of the Plan Administration Committee

BDO Seidman, LLP
Accountants and Consultants

700 N. Pearl Street, Suite 2000
Dallas, Texas 75201-2628
Telephone: (214) 969-7007
Fax: (214) 953-0722

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of the
Sony Ericsson 401(k) and Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Sony Ericsson 401(k) and Savings Plan (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of the Plan is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2005 basic financial statements taken as a whole.

BDO Seidman, LLP

Dallas, Texas
September 28, 2006